677 Ala Moana Boulevard, Suite 1100, Honolulu, Hawaii 96813
808.539.9331 / f: 808-539-9345 / www.tissuegenesis.com

Anton C. Krucky President and CEO
808.772.5525/akrucky@tissuegenesis.com

October 26, 2010

Sent by overnight courier, email and fax.

Mike Tomas
CEO
Bioheart, Inc.
13794 NW 4th Street
Suite 212
Sunrise, FL 33325

Regarding:	Customer Agreement dated March 15, 2007 (“Customer Agreement”), and Distribution and License Agreement dated December 12, 2006 (“Distribution Agreement”)

Dear Mike:

As per my letter of September 24, 2010 (enclosed), the Customer Agreement and Distribution Agreement have terminated. However, the unpaid amounts that you still owe us need to be paid. We will be contacting you regarding this obligation.

While it is unfortunate that we were unable to continue with our past arrangement, we are open to discussing other collaborations in the future. Please accept my best wishes in your efforts.

Sincerely,

/s/ Anton C. Krucky

Anton C. Krucky President
and CEO

Enclosure:	Letter to Mike Tomas dated September 24, 2010

cc:	Bradley Perkins Rex
Chang

677 Ala Moana Boulevard, Suite 1100, Honolulu, Hawaii 96813
808.539.9331 / f: 808-539-9345 /
www.tissuegenesis.com

Anton C. Krucky President and CEO
808.772.5525/
akrucky@tissuegenesis.com

September 24, 2010

Sent by overnight courier, email and fax.

Mike Tomas
CEO
Bioheart, Inc.
13794 NW 4th Street
Suite 212
Sunrise, FL 33325

Regarding:	Customer Agreement dated March 15, 2007 (“Agreement”)

Dear Mike:

I hope that you are successfully continuing on your path to recovery. However, as I stated in my email of August 24th, we needed you to get current on your obligations, which you have not. Under the terms of the Agreement and Procurement Forms dated February 12, 2010:

2. Notwithstanding any terms to the contrary in the Customer Agreement:
(a) Customer will pay Tissue Genesis at least $20,000.00 each month toward its unpaid invoices owed to Tissue Genesis as of the Effective Date of this Procurement Form, in addition to any new invoices regarding such unpaid invoices, and further including any overdue new invoices for Products shipped under this Procurement Form, paying down most recent invoice first; and additionally
(b) Customer shall pay any new invoices for Products shipped under this Procurement Form according to the terms of the Customer Agreement. Tissue Genesis may suspend its performance under the Customer Agreement for any failure of Customer to make such payments in a timely manner, in addition to any other remedies available under the Customer Agreement.

You continue to be in breach of this obligation. Under the terms of the Agreement:

8. Term and Termination
b. In the event either party breaches any material term of this Agreement, the non-breaching party may terminate this Agreement, but only if the non-breaching party provides the breaching party with written notice of the alleged breach and if the breaching party fails to cure the alleged breach within thirty (30) days after receipt of such written notice.

Letter to Mike Tomas September 24, 2010 - Page 2

If you do not completely cure your breach within 30 days we intend to terminate the Agreement. Additional, under the terms of the Agreement and Procurement Forms dated February 12, 2010:

11. Tissue Genesis may terminate the Distribution and License Agreement in the case of a termination of Customer Agreement due to an uncured breach of Customer.

Sincerely,

/s/ Anton C. Krucky

Anton C. Krucky
President and CEO

cc:	Bradley Perkins
Rex Chang